

February 20, 2024

Renee Wilm
Chief Legal Officer
Liberty Sirius XM Holdings Inc.
12300 Liberty Boulevard
Englewood, Colorado 80112

> **Re: Liberty Sirius XM Holdings Inc.**
> **Registration Statement on Form S-4**
> **Filed January 29, 2024**
> **File No. 333-276758**

Dear Renee Wilm:

We have conducted a limited review of your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-4

Questions and Answers
What stockholder vote is required to approve each of the proposals?, page 16

1. We note your disclosure that the Company was informed that 50.3% of the aggregate voting power held by the executive officers and directors intend to vote "FOR" the transaction. Please revise to clarify whether the officers and directors entered into an agreement to vote their shares for the transaction and if they vote as they indicated, no additional votes will be required to be cast by existing shareholders, and the transaction will be approved regardless how public shareholders vote.

Condensed Pro Forma Consolidated Financial Statements, page F-94

2.   We note that the assets, liabilities, and operations of Liberty Sirius XM Holdings are greater than the remaining assets, liabilities and operations of Liberty Media following the split-off. Please provide a detailed analysis using the guidance in ASC 505-60-25-8 regarding your determination of the accounting spinnor and spinnee for the split-off.

3.   Please revise to provide transaction accounting adjustments pursuant to Rule 11-02(a)(6)(i) of Regulation S-X, such as compensation expense for the accelerated vesting of stock incentives described on page 128 and any other items pursuant to Rule 11-01(a)(8), such as any additional debt and related interest and any other debt costs for debt transferred to New Sirius that was not previously included in Liberty Media's Sirius XM Holdings operating segment.

4.   We also note on page 129 that shares of New Sirius Common Stock underlying the New Sirius option awards may not be able to be registered on a Form S-8 and will be settled in cash upon exercise. Please provide disclosure of this term in the notes to the pro forma financial information. If cash settlement for shares underlying the awards is probable because the underlying shares are not registered, please provide a pro forma adjustment for the cash settlement. If cash settlement is not probable, please disclose an estimate of the cash required under this term if no shares underlying awards are registered.

5.   We note on page 33 that the public shareholders share of ownership will increase from 17% prior to 19% after the spit-off and that the vesting of stock incentives will also be accelerated. Please provide an analysis of the impact of these terms on your evaluation of the accounting treatment afforded to the split-off under ASC 845-10-30-13.

6.   We note that New Sirius XM will assume $575 million in convertible senior notes, $586 million in exchangeable senior debentures and an approx. $775 million margin loan. We also note that New Sirius XM will repay the margin loan in connection with closing, which will trigger a post-closing put right of the exchange notes and the exchangeable notes might be refinanced by Liberty before closing. Please provide disclosure of any related put rights and refinancing transactions related to the split-off that are probable at this time.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Claire DeLabar at 202-551-3349 or Robert Littlepage at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Mariam Mansaray at 202-551-6356 or Matthew Derby at 202-551-3334 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Brophy Christensen